UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

TECH POWER, INC.

(Name of Small Business Issuer in its charter)

Nevada	0-28843	72-1530097
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

21356 Nordhoff Street

Suite 106

Chatsworth, CA  91311

(Address of principal executive offices)

(818) 882-8987

(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.001

(Title of class)

Send Copies to:

Jared Febbroriello, Esq. LL.M.

JPF Securities Law, LLC

17111 Kenton Drive

Suite 100B

Cornelius, NC  28031

Phone: 704-897-8334

Fax: 888-608-5705

E-mail: jaredfebb@jpfsecurities.com

ii

 Item 1. Description of Business

Business Development

We were formed on July 17, 2002 as a computer services business focused on providing broadband solutions to customers.  Our initial plan was to use the contacts and connections of our officers to establish a relationship with telecommunication company, XO Communications.  We planned to offer value added services to businesses and consumers by providing the hardware, software, and service to connect to the Internet through XO Communications’ broadband fiber optic network.

On December 15, 2002 we completed a Private Placement Memorandum and opened our offering to friends, family, and neighbors of our officers and focused our attention on raising capital for the following twelve (12) months.

In January, 2004 we received the initial proceeds of our offering.

From January, 2004 through the end of 2006, we remained in a development stage while attempting to raise additional capital from a large investor.  We began researching and analyzing various business strategies.  As we recognized that the broadband market had become more competitive and saturated with new providers, we considered changing our strategy.

Following months of discussion among our management and consultants, on January 1, 2007 we changed our business strategy to focus solely on a technical support hotline for users of computer hardware and software that we call the “Tech Power Support Hotline.”  Outsourcing is a very important aspect of this strategy for the near future as we only have one employee.

Business of Issuer

Tech Power, Inc. focuses on providing technical support of installed computer hardware and software to businesses.  By extending the useful life of their installed equipment our clients receive enhanced ROI (return on investment).  Tech Power’s President, Mr. Marcus is an accomplished Engineer and Manager with in excess of 30 years of experience in providing small business with computer system technology.

All calls to the Tech Power Support Hotline will be answered with a professionally-recorded greeting that is customized to route the caller through specific hardware or software questions to quickly identify our client’s current problem.  The caller will have the option of reaching a specific department such as wireless support, PC support, Mac support, or Internet support.

The caller will also be able to contact a specific technical service agent by extension, dial by name directory, operator, or listen to useful hotline computer tips recording to build up customer loyalty.  If the caller requests an extension, an electronic receptionist will connect the call to the appropriate technical support staff member immediately.

On the back end of the system, the electronic receptionist will be able to reach our technical support staff quickly even if they aren't available by phone.  If after 30 seconds there is no answer, calls will be sent into a voicemail to leave a message.  The receptionist program will then send an e-mail attachment of the message to the email inbox of the technical support staff member so they can listen to it on their computer.  The staff will also be able to access their messages by phone.

Initially, the technical support staff will be outsourced unless we decide that hiring employees to handle these functions would be a preferred outcome.

All consumers and businesses depend on computer and software technology tools with maximum uptime that are stable, secure, and continuously available. Our mission is to connect businesses with technologists.  This connection will assist businesses from small to large access to experts in the region.  We are focused on partnering with Technology service providers that can provide superior service and top-notch technical expertise.  Initially MSM Consulting group which has an excellent local reputation will provide the expertise to support client leads.  The company has relationships with many technology service providers out of the local service area that need to generate new clients.  The company hopes to utilize this resource to expand the Tech Power, Inc. service reach out of their area in southern California.

The company is highly dependent on its technology service providers and telephone hot line technology to support the onset of our growth with smooth quality operations and minimal expense.  We plan on building an organization of more employees, hardware, and Information Technology to further streamline the companies processes and enhance growth.

Our marketing targets the L.A. area and all leads are forwarded to the MSM Consulting Group.  We will add additional groups as we expand our target marketing reach into new regions.

Distribution Methods

Our services are currently provided through the toll free hotline number only.  We distribute our leads to regional technology support providers by phone, email, or fax to our client Technology Service providers.  Currently the MSM Consulting group is fielding the leads.

By advertising and marketing our toll free number through print, direct mail, radio, television, and the internet we hope to generate new and repeat customers requiring computer technical support.  We will maintain a database of current clients and prospects for follow-up targeted marketing campaigns.

If our advertising and marketing provides results that are better than projected by management and our call volume becomes overwhelming, our business model is very scalable and could be outsourced to third parties domestically or internationally.  Many well-known software and hardware companies currently outsource their support phone lines to countries such as India, Malaysia, and others in the Asia region.

In the future we plan on developing a web site to enable our Technology Service providers to have access to the leads as they are developed.  This will further streamline operations and reduce costs.

Competitive Business Conditions

The computer systems business is highly competitive.  Competition arises from large firms and other small service firms.  Tech Power will likely face moderate competition for computer service business.  Some of these organizations with which Tech Power will compete are extremely powerful and influential.  Most of these competitors have been in business for many years, have established customer bases, are larger, and will be able to handle larger investment in resources.  The effect of such competition on the proposed operations of Tech Power is not determinable at this time.  Tech Power's ability to be profitable will depend largely on the abilities of management, its board of directors, consultants and the ability of Tech Power to attract, retain, and grow its Computer Services business and to control overhead.

The competition to provide technical software and hardware support is extremely fierce.  Competition comes from the largest companies in the world including Microsoft, IBM, McAfee, Best Buy, Circuit City, and many others.  Additional fierce competition comes from overseas online and phone support agents which may have significantly lower labor rates.  Although we feel our experience and personal relationships will bring in our initial sales; our company may not be able to compete in this market successfully overall.

Source and Availability of Raw Materials

We do not depend upon raw materials.

Dependence on One or a Few Customers

We do not depend on one or a few major customers.

Patents, Trademarks, Royalties, Etc.

We do not currently hold any patents, trademarks, licenses, or concessions and are not a party to any royalty agreements or labor contracts.

Government Approvals

Tech Power does not currently provide any computer services other than as a sub-contractor, agent or reseller that requires any federal or state regulation compliance with the sole exception of network infrastructure.  A state contractors license may be required if certain contracts are sought by Tech Power.

Existing or Probable Governmental Regulations

Changes in federal and state legislation and regulations applicable to Tech Power may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities, or enhancing the competitive position of other computer services companies.  Changes in applicable laws or regulations may have an adverse effect on the business and prospects of the company.  Many of these regulations are intended to protect the public, not shareholders.

There have been significant changes in the computer industry in recent years.  Few of the changes have resulted from federal legislation intended to protect consumers.

Number of Employees

We currently have one part-time employee, Mitchell S. Marcus, our CEO, President, Chief Financial Officer and Secretary.

Periodic Reports and Available Information

We are filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. The effectiveness of this registration statement subjects us to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

We will electronically file with the Commission the following periodic reports:

•	Annual reports on Form 10-KSB;

•	Quarterly reports on Form 10-QSB;

•	Periodic reports on Form 8-K;

•	Annual proxy statements to be sent to our shareholders with the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

Item 2. Management’s Discussion and Analysis of Operation.

We are a technical support company that offers remote technical support to users of computers and their hardware and software.  Our goal is to be a resource to companies who need technical support but are unwilling or unable to pay for a computer technical support specialist to visit their location and to tap into the small business market of southern California.

We face many challenges in meeting our goal.  Technical support is offered by many companies including but not limited to computer manufacturers and retailers.  In the short-term, we are focused on establishing ourselves as a company who can provide quality technical support over the telephone and internet at a reasonable cost and in a timely manner.

We believe that, if properly capitalized, we can develop our existing contacts and resources to compete in this field and within our market.

Liquidity and Capital Resources

Introduction

During the nine months ended September 30, 2007, we had a net loss of $ (9,282.00).  We had a net loss of $ (5,543.00) for the three months ended September 30, 2007 and a net income of $330.00 for the year ended December 31, 2006.  Because we do not have any operating revenues, any change in our revenues or operating expenses would have a material effect, and we anticipate that our net profit or loss, and operating profit or loss, will begin to vary widely from time period to time period once we increase our operations.

Our cash and cash equivalents, total current assets, total assets, total current liabilities, and total liabilities as of September 30, 2007, as compared to December 31, 2006, are as follows:

	September 30,	December 31,
	2007	2006

Cash	$2,058	$8,274
Total current assets	5,000	8,274
Total assets	7,058	8,274
Total current liabilities	8,066	0
Total liabilities	8,066	0

Cash Requirements

Our cash requirements might vary greatly compared with our historical needs over the next twelve (12) months.  Our current cash is being utilized primarily for professional fees associated with becoming a public, reporting company.

Beyond the next twelve (12) months, our cash needs are anticipated to increase substantially as we expand, and as we become a fully reporting public company.  We anticipate fulfilling our cash needs primarily through the sale of our common stock, followed by increased cash flows from operations.  We cannot estimate what our cash needs will be in the future, other than the approximately $100,000 annually we anticipate spending on the cost of being a publicly registered company, and we have not entered into any discussions concerning the sale of our common stock in the future.

Sources and Uses of Cash

Operations and Financing

During the three months ended September 30, 2007, we had a net cash flow of $ 23.00.   Net cash provided by operating activities for the three months ended September 30, 2007 was $23.00.  Cash flows during the three months ended September 30, 2007 were primarily created by the income earned from our money market account, while all expenses were accrued and had not yet been paid.

During the nine months ended September 30, 2007, we had a net cash flow of $ (6,216.00).  Net cash used in operating activities for the nine months ended September 30, 2007 was $ (8,716.00).

During the year ended December 31, 2006, we had a net increase in cash of $330.00, which was all earnings on our money market account, and we did not incur any operating expenses.

We anticipate that we will continue to operate at approximately break-even until we are able to obtain substantial financing.

Quantitative and Qualitative Disclosures about Market Risk

We have no material exposure to interest rate changes.

Risk Factors

An investment in our common stock being offered for resale by the selling shareholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Because our operating history is limited and the revenue and income potential of our business and markets are unproven, we cannot predict whether we will meet internal or external expectations of future performance.

We believe that our future success depends on our ability to significantly increase revenue from our operations, of which we have a limited history. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with a limited operating history.

NEED FOR NEW TECHNOLOGICAL CHANGES

The computer services industry is undergoing rapid changes with frequent introductions of new products and services.  In addition to better serving business, the effective use of technology increases efficiency and enables organizations to reduce costs.

The company’s future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in operations.  It is understood that many of Tech Power’s competitors have substantially greater resources to invest in technological improvements.  There can be no assurance that Tech Power will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

COMPETITION

The computer systems business is highly competitive.  Competition arises from large firms and other small service firms.  Tech Power will likely face moderate competition for computer service business.  Some of these organizations with which Tech Power will compete are extremely powerful and influential.  Most of these competitors have been in business for many years, have established customer bases, are larger, and will be able to handle larger investment in resources.  The effect of such competition on the proposed operations of Tech Power is not determinable at this time.  Tech Power's ability to be profitable will depend largely on the abilities of management, its board of directors, consultants and the ability of Tech Power to attract, retain, and grow its Computer Services business and to control overhead.

Our extremely limited operating history makes it difficult to evaluate our business and prospects

We organized our business in July 2002 and have limited operating history.  Accordingly, you have limited information about us with which to evaluate our business, strategies and performance, and an investment in our common stock.  We are deemed to be a development stage company in the early phases of operation and the likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures.

Because we currently depend on our ability to sign up new clients, a decline in demand for our products and services may harm our operating results

We presently expect to derive substantially all of our revenues from the marketing and sale of our computer services and products.  The market may not demand, nor continue to demand our current service and we may not be successful in marketing any new or enhanced services.  Any reduction in the demand for our current service or our failure to successfully develop or market and introduce new or enhanced services could materially adversely affect our business, financial condition and results of operations.

If we lose key personnel, we maybe unable to successfully operate our business

We depend on the continued contributions of our executive officers and consultants to work effectively as a team, to execute our business strategy and to manage our personnel.  The loss of key personnel or their failure to work effectively could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain additional qualified personnel, our future business may suffer

Our future business strategy will require us to attract and retain qualified marketing, technical, and administrative personnel.  We may experience difficulty in recruiting qualified personnel, which is an intensely competitive and time-consuming process.  We may not be able to attract and retain the necessary personnel to accomplish our business objectives as our business develops and grows.  Accordingly, we may experience constraints that will adversely affect our ability to satisfy future customer demand in a timely fashion or to support our customers and operations.  This could cause an adverse effect on our business, financial condition and results of operations.

In order to be successful and profitable we must grow rapidly. We expect that rapid growth will put a large strain on our management team and our other resources. We may not have sufficient resources to manage this growth effectively.

We anticipate that a period of significant expansion will be required to address potential growth in our customer base, market opportunities and personnel. This expansion will place a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we will be required to implement new operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. We also will be required to expand our finance, administrative and operations staff. Further, we anticipate that we will be entering into relationships with various strategic partners and third parties necessary to our business. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Management may not able to hire, train, retain, motivate and manage required personnel for our planned operations.

Possible “Penny Stock” Regulation

When and if our common stock is traded in the public market, such trading maybe subject to certain provisions of the Securities Exchange Act of 1934, commonly referred to as the penny stock rule.  A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers.  These may require a broker dealer to:

•

make a special suitability determination for purchasers of penny stocks;

•

receive the purchaser’s written consent to the transaction prior to the purchase; and

•

deliver to a prospective purchaser of a penny stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock.  Also, many prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Results of Operations

We currently have no operations at this time

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates our estimates and judgments, including those related to revenue recognition, financing operations, and contingencies and litigation.

Revenue Recognition

We recognize revenue upon transfer of ownership of the product to the customer which occurs when (i) the product is physically received by the customer, (ii) an invoice is generated which evidences an arrangement between the customer and us, (iii) a fixed sales price has been included in such invoice and (iv) collection from such customer is probable.

Off-Balance Sheet Arrangements

Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

•	an obligation under a guarantee contract,

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

•

any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Item 3. Description of Property

We maintain our principal executive offices at 21356 Nordhoff Street, Chatsworth, California, where our President maintains his business offices. We use this office space on a month to month basis free of charge. We believe that this space is sufficient for our current requirements. The Company does not own or rent any properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of December 1, 2007 with respect to each beneficial owner of more than five percent of the Company’s Common Stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (2)	Percent of Class
Mitchell S. Marcus [1] 21356 Nordhoff Street, Suite 106 Chatsworth, CA 91311	1,820,000	86.07%

[1] Mitchell S. Marcus was elected CEO, President, Chief Financial Officer and Secretary of the Company on July 17, 2002.

[2] The original shares issued to Mitchell Marcus were issued pursuant to a Section 4(2) exemption of Securities Act of 1933 as amended.

The following table shows information as of December 1, 2007 with respect to each of the beneficial owners of the Company’s Common Stock by its executive officers, directors and nominee individually and as a group:

Name and Address	Position	Common Stock Beneficially Owned (2)	Percent of Shares	Term of Office
Mitchell S. Marcus [1] 21356 Nordhoff Street, Suite 106 Chatsworth, CA 91311	President, CEO and Chairman	1,820,000	86.07%	July 2008

[1] Mitchell S. Marcus was elected CEO, President, Chief Financial Officer and Secretary of the Company on July 17, 2002.

[2] The original shares issued to Mitchell Marcus were issued pursuant to a Section 4(2) exemption of Securities Act of 1933 as amended.

Changes in Control

As of December 1, 2007 we have had no changes in control of management or directors

Item 5. Directors and Executive Officers, Promoters and Control Persons

A list of current officers and directors appears above. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services, but are reimbursed for their out-of-pocket expenses to attend board meetings. There are no employment contracts or any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the Company.

The principal occupation and business experience during at least the last five years for each of the present directors and executive officers of the Company are as follows:

Mitchell S. Marcus attended the Pierce College from 1966 to 1969, studying electrical engineering, general education, management and business.  Since 1970 Mr. Marcus has successful built a start up company involved in the design and manufacture of computers and computer driven products with less than $100,000 dollars in revenue in 1996 to $350,000 in 2002.  Mr. Marcus has extensive experience in the formation, organization, and operation of start up businesses.  Currently Mr. Marcus serves as Director, Chairman, President, and CEO of Tech Power.

Mitchell Marcus is the President of a full service computer company MSM Consulting Group.  Since 1970 he has specialized in providing electronics consulting engineer and regional tech support services to small to mid-sized companies in the greater Los Angeles area.  The MSM Consulting Group is an outsourced MIS department prepared to deliver services to clients of the Tech Power Inc. 1800 TECH SUPPORT advertising program in the greater Los Angeles area.

Mr. Marcus has experience providing quality Management Information System services and support in order to provide customers with savings and liability of staffing their own dedicated MIS department. Mr. Marcus has assisted his clients in taking full advantage of his many years of experience and versatility to reduce their Total Cost of Ownership.   Mr. Marcus has proven that he can provide "Customer Focused" system design, implementation, service, and customer support for Tech Power, Inc technical support 1800 hotline users.

As founder of "Marcus and Associates, Inc.", an Industrial/Commercial Electronics Design and Manufacturing Company, we received two design awards from the Institute of Electrical and Electronics Engineers.  As a "design to spec" firm, we are responsible for several patents awarded to our clients commercial and industrial products.  Furthermore, Mr. Marcus’ digital experience started with the birth of the first commercially successful integrated circuits circa 1967.  In 1968, as a member of the design team developing the first computer controlled radio station automation system, he was responsible for design support and test of all proto-type hardware.  As the lead Engineering Technician, he was additionally responsible for implementation and assembly of many of the critical circuits and components, including the actual computer at the chip level and peripheral equipment interfaces required.   In late 1969, he founded his own design and manufacturing firm.  They designed and built many industrial commercial products from sprinkler system controllers to the first electronic clocks.

In excess of 30 years of direct computer system design and manufacturing, installation, and service experience, Mr. Marcus is a valuable resource and a founder of Tech Power’s directory of tech support consultants

Mitchell S. Marcus’s Business Experience:

2002 – Present:

President of Tech Power, Inc., 21356 Nordhoff St., Suite 106.  Chatsworth, CA  91311

1989 – Present:  Owner of The MSM Consulting Group, 21356 Nordhoff St., Suite 106.  Chatsworth, CA  91311

1969 – 1989:

Owner of Marcus & Associates, Inc.  21356 Nordhoff St., Suite 106.  Chatsworth, CA  91311

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

•	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

•

Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

•

Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation

We currently have not paid any salaries.  At such time as we are able to generate sufficient revenues through our operations, we intend to pay salaries to existing officers.  The operations of the company will be the responsibility of Mitchell S. Marcus.  Management may outside employees or consultants as needed and increase the time they devote to our business when such need arise.  In that event, compensation to management will be consistent with prevailing wages for the services rendered.  We do not anticipate having to increase payroll expenditures until such time that the company is able to generate sufficient revenues.

The following table shows the cash and non-cash compensation paid to our executive officers:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Mitchell S. Marcus	2007	$0	$0	$0	$0	$0	$0	$0	$0
President & CEO	2006	$0	$0	$0	$0	$0	$0	$0	$0

(a)

   Employment and Other Agreements

The Company has no employment agreements or other agreements with any of its executive officers or employees.

(b) Compensation of Directors

During the fiscal year ended December 31, 2006 and the nine months ended September 30, 2007 Mitchell S. Marcus received no cash or non-cash compensation.

Item 7. Certain Relationships, Related Transactions, and Director Independence

The following shareholders are related to Mitchell S. Marcus our sole director and officer: Meredith Marcus, daughter; Imanda Marcus, daughter; Al Marcus, father.  This offering was made in California in reliance on an exemption from registration with the SEC provided by section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated there under by the SEC.

The Company utilizes the office space and equipment of its sole officer and director at no cost. Management estimated such amounts to be immaterial.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Neither of the directors of the Company would be deemed independent under the independence standards applicable to the Company. The Company does not have a separately designated audit, nominating or compensation committee or committee performing similar functions.

Item 8. Description of Securities

Common Stock

Our company is authorized to issue 50,000,000 shares of common stock and 25,000,000 shares of preferred stock both with a $0.001 par value and as of September 30, 2007 we had 2,114,625 shares of common stock issued and outstanding and owned by 45 shareholders of record.  Of those 2,114,625 shares of common stock, 294,625 were free trading.  No preferred shares have been issued.

Voting Rights

Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available thereof.

Liquidation Rights

Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

Preemptive Rights

Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Registrar and Transfer Agent

Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, FL 33701 is our transfer agent and registrar of our common stock. Its telephone number is (727) 289-0069.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder

          Matters.

MARKET INFORMATION

Our common stock is not currently traded on any public market. We intend to file, through a market maker, an information statement pursuant to Section 15c-211 with the National Association of Securities Dealers, Inc. for quotation of our common stock on the Over-the-Counter Bulletin Board. Once a trading market is established, there can be no assurance that it will be active. An absence of an active trading market could adversely affect our stockholders’ ability to sell our common stock in short time periods, or possibly at all. Our common stock is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

HOLDERS

As of December 1, 2007, there were 45 holders of record of our common stock.

DIVIDENDS

We have not paid dividends in the past on any class of stock and we do not anticipate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for use in our business for an indefinite period. Payments of dividends in the future, if any, will depend on, among other things, our ability to generate earnings, our need for capital, and our financial condition. Our ability to pay dividends is limited by applicable state law. Declaration of dividends in the future will remain within the discretion of our Board of Directors, which will review the dividend policy from time to time.

Item 2. Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company's or our company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Item 3. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

During the past five fiscal years or any later interim period our principal independent accountant has neither resigned, declined to stand for re-election, nor been dismissed by our directors.

Item 4. Recent Sales of Unregistered Securities

None

Shares Issued for Services

None

2003 Common Stock Offering

The following table sets forth the names and Units purchased for sales of unregistered securities by the Company. All Units shown below were sold for $.05 each and consisted of one share of common stock.  These sales of restricted securities were made in reliance upon Regulation D of the Securities Act of 1933.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the SEC or any agency reviewed or passed upon the accuracy or adequacy of the offering memorandum.  Any representation to the contrary is a criminal offense.  Accordingly, investors relied upon their own examination of the offering and our company in making an investment decision.  This offering was made in California in reliance on an exemption from registration with the SEC provided by section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated there under by the SEC.

In connection with the above stock issuance, we did not pay any underwriting discounts or commissions. None of the sales of securities described or referred to above was registered under the Securities Act. Each of the purchasers fell into one or more of the categories that follow: an existing shareholder, a creditor, a current or former officer or director, a service provider, or an accredited investor with whom we or an affiliate of ours had a prior business relationship. As a result, no general solicitation or advertising was used in connection with the sales. In making the sales without registration under the Securities Act, we relied upon one or more of the exemptions from registration including those contained in Section 4(2) of the Securities Act. The purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Secured Promissory Notes

The Company received a loan of $2,500 from a related party, the daughter of the Company’s CEO, in July 2007, to be used for working capital.  The loan is non-interest bearing and the loan principal is due in full on July 1, 2008.

The Company received a loan of $273.55 from a related party, the son of the Company’s CEO, in August 2007, to be used for working capital.  The loan is non-interest bearing and the loan principal is due in full on September 1, 2008.

Item 5. Indemnification of Directors and Officers

Our bylaws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was director and officer of the corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys’ fees, arising out of his or her status as a director, officer, agent, employee or representative. Nevada Revised Statute 78.7502 allows indemnification so long as the officers and directors acted in good faith.  The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled.  The corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have the legal power to indemnify them directly against such liability.  Such indemnification has the effect of reducing the liability of officers and directors.

Section 78.751 of the Nevada Revised Statutes requires that the determination that indemnification is proper in a specific case must be made by (a) the stockholders, (b) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding or (c) independent legal counsel in a written opinion (i) if a majority vote of a quorum consisting of disinterested directors is not possible or (ii) if such an opinion is requested by a quorum consisting of disinterested directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to our directors, officers and controlling persons (within the meaning of the Securities Exchange Act) pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

Set forth below are the following combined financial statements for our company for the years ended December 31, 2006 and 2005, the six months ended June 30, 2007 and 2006 (unaudited), and the six months ended September 30, 2007 and 2006 (unaudited):

PART III

Index to Exhibits

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description

3.1	Articles of Incorporation of Tech Power, Inc.

3.1a	Amendment To Articles of Incorporation of Tech Power, Inc.
3.2	Bylaws of Tech Power, Inc.

4.1	Promissory Note due to Mandi Marcus
4.2	Promissory Note due to Matthew Marcus

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TECH POWER, INC.

By:	/s/ Mitchell S. Marcus
Mitchell S. Marcus, President and CEO
December 1, 2007

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

As of September 30, 2007

(Unaudited)

ASSETS

Current Assets
Cash and equivalents Prepaid expenses TOTAL ASSETS	$ 2,058 5,000 $ 7,058

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accrued expenses	$ 5,177
Due to related party	389
Note payable – related party	2,500
Total current liabilities	8,066

Total Liabilities	8,066

Stockholders’ Deficit
Common Stock, $.001 par value, 25,000,000 shares authorized, 2,114,625 shares issued and outstanding	2,115
Additional paid-in capital	7,633
Deficit accumulated during the development stage	(10,756)
Total stockholders’ deficit	(1,008)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$ 7,058

See accompanying notes to financial statements.

1 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

Nine Months and Three Months Ended September 30, 2007

Period from July 17, 2002 (Inception) to September 30, 2007

(Unaudited)

			Period from
			July 17, 2002
	Nine Months	Three Months	(Inception) to
	Ended	Ended	September 30,
	September 30, 2007	September 30, 2007	2007

Revenues	$ -0-	$ -0-	$ -0-

General and administrative expenses	9,429	5,566	9,429

Net (loss) before other income (expense)	(9,429)	(5,566)	(9,429)

Other income (expense)
Dividend income	147	23	689
Escrow fees	-0-	-0-	(2,016)
Total other income (expense)	147	23	(1,327)

Net (loss)	$ (9,282)	$ (5,543)	$ (10,756)

Net loss per share:
Basic and diluted	$ -0-	$ -0-	$ -0-

Weighted average shares outstanding:
Basic and diluted	2,114,625	2,114,625	2,114,625

See accompanying notes to financial statements.

2 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ DEFICIT

For the Period January 1, 2005 – September 30, 2007

(Unaudited)

	Common stock		Additional paid-in capital	Deficit accumulated during the development stage	Total
	Shares	Amount
Balance – January 1, 2005	2,114,615	$ 2,115	$ 7,633	$ (1,983)	$ 7,765
Net income for the year ended December 31, 2005	-	-	-	179	179
Balance - December 31, 2005	2,114,615	2,115	7,633	(1,804)	7,944
Net income for the year ended December 31, 2006		-	-	330	330
Balance – December 31, 2006	2,114,615	2,115	7,633	(1,474)	8,274
Net loss for the nine months ended September 30, 2007	-	-	-	(9,282)	(9,282)
Balance – September 30, 2007	2,114,615	$ 2,115	$ 7,633	$ (10,756)	$ (1,008)

See accompanying notes to financial statements.

3 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

Nine Months and Three Months Ended September 30, 2007

 Period from July 17, 2002 (Inception) to September 30, 2007

(Unaudited)

Period from
July 17, 2002
	Nine Months	Three Months	(Inception) to
	Ended	Ended	September 30,
	September 30, 2007	September 30, 2007	2007
Cash Flows from Operating Activities

  Net (loss)

Change in non-cash working capital   items

  Increase in prepaid expenses

  Increase in accrued expenses

  Increase in accrued expenses – related party

Net cash provided by (used in) operating activities

	$ (9,282) (5,000) 5,177 389 (8,716)	$ (5,543) -0- 5,177 389 23	$ (10,756) (5,000) 5,177 389 (10,190)

Cash Flows from Financing Activities
Proceeds from sales of common stock Loan received from related party Net cash provided by financing activities	-0- 2,500 2,500	-0- -0- -0-	9,748 2,500 12,248

Net increase (decrease) in cash	(6,216)	23	2,058

Cash – beginning of period	8,274	2,035	-0-
Cash – end of period	$ 2,058	$ 2,058	$ 2,058

Supplemental Cash Flow Disclosures:
Cash paid for interest	$ -0-	$ -0-	$ -0-
Cash paid for income taxes	$ -0-	$ -0-	$ -0-

See accompanying notes to financial statements.

4 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2007

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Tech Power, Inc. (the “Company”) was incorporated in Nevada on July 12, 2002.  Tech Power, Inc. is a development stage company located in Chatsworth, California. The Company’s focus is on providing computer hardware and software technical support.  The Company operates out of office space owned by a director and stockholder of the Company.  The facilities are provided at no charge.  There can be no assurances that the facilities will continue to be provided at no charge in the future.

Development Stage Company

The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 ”Accounting and Reporting by Development-Stage Enterprises”.  A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents

Tech Power, Inc. considers all highly liquid investments with maturities of three months or less to be cash equivalents.  At September 30, 2007 the Company had $2,058 of unrestricted cash that was being held in a money market account, to be used for future business operations.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

Income taxes are computed using the asset and liability method.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2007

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Basic loss per share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Tech Power, Inc. does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 2 – PREPAID EXPENSES

Prepaid expenses totaling $5,000 represents amounts paid prior to September 30, 2007 to a law firm for legal services to be rendered after September 30, 2007 related to the Company’s plans to have its stock become publicly traded.

NOTE 3 – ACCRUED EXPENSES – RELATED PARTY

The Company has a payable due to a related party, the son of the Company’s CEO, totaling $389 at September 30, 2007, related to operating expenses of the Company that were paid for by the related party.

NOTE 4 – NOTE PAYABLE – RELATED PARTY

The Company received a loan of $2,500 from a related party, the daughter of the Company’s CEO, in June 2007, to be used for working capital.  The loan is non-interest bearing and is unsecured.  The loan principal is due in full on July 1, 2008.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2007

NOTE 5 – INCOME TAXES

For the period from inception through ended September 30, 2007, the Company has incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $10,600 at September 30, 2007, and will expire in various amounts through the year 2027.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

September 30, 2007
Deferred tax asset attributable to:
Net operating loss carryover	$ 3,600
Valuation allowance	(3,600)
Net deferred tax asset	$ -

NOTE 6 – LIQUIDITY AND GOING CONCERN

Tech Power, Inc. has limited working capital and has not yet received revenues from sales of products or services.  These factors create substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of Tech Power, Inc. to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations.  Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

 RONALD N. SILBERSTEIN, C.P.A., P.L.L.C.

30201 ORCHARD LAKE ROAD, SUITE 150

FARMINGTON HILLS, MICHIGAN 48334

TEL:  (248) 330-6226  ●   FAX:  (248) 479-0578

www.ronscpa.com

____________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Tech Power, Inc.

Chatsworth, California

We have audited the accompanying balance sheet of Tech Power, Inc. (a development stage company) as of December 31, 2006 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005 and for the period from inception (July 17, 2002) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tech Power, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and for the period from inception (July 17, 2002) to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has limited working capital, has not yet received revenue from sales of products or services, and has not yet begun operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with regard to these matters are described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ronald N. Silberstein, CPA, PLLC

Farmington Hills, Michigan

March 27, 2007

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

As of December 31, 2006

ASSETS

Current Assets
Cash and equivalents	$ 8,274

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities	$ -0-

Stockholders’ Equity
Common Stock, $.001 par value, 25,000,000 shares authorized, 2,114,625 shares issued and outstanding	2,115
Additional paid-in capital	7,633
Deficit accumulated during the development stage	(1,474)
Total stockholders’ equity	8,274

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 8,274

See accompanying notes to financial statements.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

Period from July 17, 2002 (Inception) to December 31, 2006

			Period from
			July 17, 2002
			(Inception)
	Year Ended	Year Ended	to December
	December 31, 2006	December 31, 2005	31, 2006

Revenues	$ -0-	$ -0-	$ -0-

General and administrative expenses	-0-	-0-	-0-

Net income before other income (expense)	-0-	-0-	-0-

Other income (expense)
Dividend income	330	179	542
Escrow fees	-0-	-0-	(2,016)
Total other income (expense)	330	179	(1,474)

Net income or (loss)	$ 330	$ 179	$ (1,474)

Net income per share:
Basic and diluted	$ -0-	$ -0-	$ -0-

Weighted average shares outstanding:
Basic and diluted	2,114,625	2,114,625	2,114,625

See accompanying notes to financial statements.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ DEFICIT

For the Period January 1, 2005 – December 31, 2006

	Common stock		Additional paid-in capital	Deficit accumulated during the development stage	Total
	Shares	Amount
Balance – January 1, 2005	2,114,615	$ 2,115	$ 7,633	$ (1,983)	$ 7,765
Net income for the year ended December 31, 2005	-	-	-	179	179
Balance - December 31, 2005	2,114,615	2,115	7,633	(1,804)	7,944
Net income for the year ended December 31, 2006		-	-	330	330
Balance – December 31, 2006	2,114,615	$ 2,115	$ 7,633	$ (1,474)	$ 8,274

See accompanying notes to financial statements.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

 Period from July 17, 2002 (Inception) to December 31, 2006

			Period from
			July 17, 2002
			(Inception)
	Year Ended	Year Ended	to December
	December 31, 2006	December 31, 2005	31, 2006
Cash Flows from Operating Activities
Net income (loss)	$ 330	$ 179	$ (1,474)

Cash Flows from Financing Activities
Proceeds from sales of common stock	-0-	-0-	9,748

Net increase in cash	330	179	8,274

Cash – beginning of period	7,944	7,765	-0-
Cash – end of period	$ 8,274	$ 7,944	$ 8,274

Supplemental Cash Flow Disclosures:
Cash paid for interest	$ -0-	$ -0-	$ -0-
Cash paid for income taxes	$ -0-	$ -0-	$ -0-

See accompanying notes to financial statements.

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Tech Power, Inc. (the “Company”) was incorporated in Nevada on July 12, 2002.  Tech Power, Inc. is a development stage company located in Chatsworth, California. The Company’s focus is on providing computer hardware and software technical support.  The Company operates out of office space owned by a director and stockholder of the Company.  The facilities are provided at no charge.  There can be no assurances that the facilities will continue to be provided at no charge in the future.

Development Stage Company

The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 ”Accounting and Reporting by Development-Stage Enterprises”  A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents

Tech Power, Inc. considers all highly liquid investments with maturities of three months or less to be cash equivalents.  At December 31, 2006 the Company had $8,274 of unrestricted cash that was being held in a money market account, to be used for future business operations.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

Income taxes are computed using the asset and liability method.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

5 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Basic loss per share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Tech Power, Inc. does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 2 – INCOME TAXES

For the period from inception through ended December 31, 2006, the Company has incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $1,400 at December 31, 2006, and will expire in various amounts through the year 2026.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

2006
Deferred tax asset attributable to:
Net operating loss carryover	$ 476
Valuation allowance	(476)
Net deferred tax asset	$ -

6 | Page

TECH POWER, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006

NOTE 3 – LIQUIDITY AND GOING CONCERN

Tech Power, Inc. has limited working capital and has not yet received revenues from sales of products or services.  These factors create substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Tech Power, Inc. to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations.  Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

EXHIBIT 3.1

      STATE OF NEVADA

     SECRETARY OF STATE

  DIVISION OF CORPORATIONS

  FILED 07:10 AM 06/28/2006

E0496432006-9 – 20060414061-44

ARTICLES OF INCORPORATION

OF

TECH POWER, INC.

      The undersigned, for the purpose of forming a corporation under the laws of the State of Nevada do hereby adopt the following articles of incorporation:

ARTICLE ONE - NAME

      The name of the corporation is Tech Power, Inc

ARTICLE TWO – RESIDENT AGENT & REGISTERED OFFICE

Section 2.01.

Resident Agent.  The name and the address of the Resident Agent for service and process is:

Positive Solutions, LLC 2902 East Lake Drive # B, Las Vegas, NV  89117

Section 2.02.

Registered Office.  The address of its Registered Office is:

 2902 East Lake Drive # B, Las Vegas, NV 89117

Section 2.03

Other offices.  The Corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine.  Corporate business of every kind and nature may be conducted, and meetings of Directors and Stockholders held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE THREE - PURPOSE

      This corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

ARTICLE FOUR – SHARES OF STOCK

Section 4.01.

Number and Class.  The Corporation shall authorize the issuance of a single class of Capital Stock in the amount of 25,000,000 shares of Common Stock, at $0.001 par value.

Notwithstanding the foregoing these Articles hereby vest the Board of Directors of the Corporation with such authority as may be necessary to prescribe such classes, series and numbers of each class or series of Stock.  In addition the Board is hereby vested with such authority as may be necessary to prescribe the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class or series of Stock created.  All classes of Stock may be issued from time to time without action by the Stockholders.

Section 4.02.

No Preemptive Rights.  Unless otherwise determined by the Board of Directors, holders of the Stock of the Corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the Corporation, nor to any right of subscription thereto.

Section 4.03.

Non-Assess ability of Shares.  The Shares of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no Stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

ARTICLE FIVE - DIRECTORS

Section 5.01.

Governing Board.  The members of the Governing Board of the Corporation shall be styled as Directors

Section 5.02.

Initial Board of Directors.  The initial Board of Directors shall consist of not less than one (1), and not more than seven (7) members.  The name and addresses of an initial member of the Board of Directors is as follows:

Name

Address

Derrell Carriger

2902 Lake East Drive # B

Las Vegas, NV  89117

This individual shall serve as Director until the first annual meeting of the Stockholders or until his successor(s) shall have been elected and qualified.

Section 5.03.

Change in Number of Directors.  The number of Directors may be increased or decreased by a duly amendment to the Bylaws of the Corporation.

ARTICLE SIX - INCORPORATORS

      The name and address of the incorporator is:

      Derrell Carriger, Positive Solutions, LLC  2902 East Lake Drive # B, Las Vegas, NV  89117

ARTICLE SEVEN – PROOF OF DURATION

The Corporation is to have a perpetual existence.

ARTICLE EIGHT – DIRECTORS’ AND OFFICERS’ LIABILITY

A Director or Officer of the Corporation shall not be personally liable to this Corporation or its Stockholders for damages for breach of fiduciary duty as a Director or Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of distributions.  Any repeal or modification of this Article by the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the Corporation for acts of omissions prior to such repeal or modification.

ARTICLE NINE - INDEMNITY

      Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State this corporation is incorporated with from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.  Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person.  The expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court or competent jurisdiction that he is not entitled to be indemnified by the Corporation.  Such right of indemnification shall not be exclusive or any other right which such Directors, Officers or representatives may have or hereafter acquire, and, without limited the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of Stockholders, provision or law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Stockholders or Board of Directors may adopt by-laws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State this corporation is incorporated with, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE NINE – AMENDMENTS

Subject at all times to the express provisions of Section 4.03 which cannot be amended, this Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws, and all rights conferred upon the Stockholders are granted subject to this reservation.

ARTICLE TEN – POWERS OF DIRECTORS

In furtherance and not in limitation of the powers conferred by statute the Board of Directors is expressly authorized:

1.

Subject to the Bylaws, if any, adopted by the Stockholders, to make, alter or repeal the Bylaws of the Corporation

2.

To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the Corporation;

3.

To authorize the guaranty by the Corporation of securities, evidences of indebtedness and obligations or other persons, Corporations and business entities;

4.

To set apart out of any of the funds of the Corporation available for distributions a reserve or reserves for any proper purpose and to abolish any such reserve;

5.

By resolution, to designate one or more committees, each committee to consist of at last one Director of the Corporation, which, to the extent provided in the resolution or in the Bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.  Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors; and

6.

To authorize the Corporation by its Officers or agents to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation, except, and to the extent that any such statute shall require action by the Stockholders of the Corporation with regard to the exercising of any such power or doing of any such act or thing.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, except as otherwise provided herein and by law.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of April, year of 2002, hereby declaring and certifying that the facts stated hereinabove are true.

                                   /s/ Derrell Carriger

                                   -------------------------

                                   Derrell Carriger, Incorporator

                                   Incorporator for Positive Solutions, LLC

I, Positive Solutions, LLC hereby accept as Resident Agent for the previously named Corporation on 16th day of April, year of 2002

                                   /s/ Derrell Carriger

                                   -------------------------

                                   Derrell Carriger, Office Administrator

                                   Office Administrator for Positive Solutions, LLC

EXHIBIT 3.1A

AMENDEMENT TO ARTICLES OF INCORPORATION OF TECH POWER, INC.

Filed:  June 11, 2003, File # C17909-02

Name of Corporation:  Tech Power, Inc.

The articles have been amended as follows (provide article numbers, if available):

Article Four

The corporation will increase the shares of common stock from 25,000,000 to 50,000,000, at $0.001 par value.

The corporation will authorize the issuance of 25,000,000 shares of preferred stock at $0.001 par value.

Exhibit 3.2

BY-LAWS

OF

Tech Power, Inc.

                         ARTICLE I - OFFICES

     Section 1. The registered office of the corporation in the

State of Nevada shall be at 2840 Hwy 95 Alt S #7, in the city of

Silver Springs, County of Lyon, Nevada, 89249.

     The registered agent in charge thereof shall be Silver Shield

Services, Inc.

     Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                          ARTICLE II - SEAL

     Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words

"Corporate Seal, Nevada".

                 ARTICLE III - STOCKHOLDERS' MEETINGS

     Section 1. Meetings of stockholders shall be held at the

registered office of the corporation in this state or at such place,

either within or without this state, as may be selected from time to time by the Board of Directors.

     Section 2. ANNUAL MEETINGS:  The annual meeting of the

stockholders shall be held on such date as is determined by the

Board of Directors for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

     Section 3. ELECTION OF DIRECTORS:  Elections of the directors of the corporation shall be by written ballot.

     Section 4. SPECIAL MEETINGS:  The President, or the Board of

Directors may call special meetings of the stockholders at any time,

or stockholders entitled to cast at least one-fifth of the votes,

which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the

Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

     Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each

stockholder entitled to vote thereat at least ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

     Section 5. QUORUM:  A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy,

shall constitute a quorum at a meeting of stockholders. If a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented,

any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 6. PROXIES:  Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to

corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

     A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

     Section 7. NOTICE OF MEETINGS:  Whenever stockholders are

required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place,

date and hour of the meeting, and, in the case of a special meeting,

the purpose or purposes for which the meeting is called.

     Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

     Section 8. CONSENT IN LIEU OF MEETINGS:  Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

    Section 9. LIST OF STOCKHOLDERS:  The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                        ARTICLE IV - DIRECTORS

     Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, no less than one in number or such other minimum number as is required by law. The directors need not be residents of this state or stockholders in the corporation.

They shall be elected by the stockholders of the corporation or in the case of a vacancy by remaining directors, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

     Section 2. REGULAR MEETINGS:  Regular meetings of the Board shall be held without notice other than this by-law immediately after, and at the same place as, the annual meeting of stockholders.

The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

     Section 3. SPECIAL MEETINGS: the President or any director upon two-day notice may call special Meetings of the Board. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

     Section 4. QUORUM:  A majority of the total number of directors shall constitute a quorum for the transaction of business.

     Section 5. CONSENT IN LIEU OF MEETING:  Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of

Directors may hold its meetings, and have an office or offices,

outside of this state.

     Section 6. CONFERENCE TELEPHONE:  One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

     Section 7. COMPENSATION:  Directors as such, shall not receive any stated salary for their services, but by resolution of the

Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the

Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 8. RESIGNATION AND REMOVAL:  Any director may resign at any time by giving notice to another Board member, the President or the Secretary of the corporation.  Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.  Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

                         ARTICLE V - OFFICERS

     Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and

Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary.  The same person may hold any number of offices.

     Section 2. SALARIES:  Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

     Section 3. TERM OF OFFICE:  The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. The Board of Directors may remove any officer or agent elected or appointed by the Board whenever in its judgment the best interest of the corporation will be served thereby.

     Section 4. PRESIDENT:  The President shall be the chief

executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be

EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

    Section 5. SECRETARY:  The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of

Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors,

and shall perform such other duties as may be prescribed by the

Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

     Section 6. TREASURER:  The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the

President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as

Treasurer and of the financial condition of the corporation.

                        ARTICLE VI - VACANCIES

     Section 1. The Board of Directors shall fill any vacancy

occurring in any office of the corporation by death, resignation,

and removal or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office,

although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

     Section 2. RESIGNATIONS EFFECTIVE AT FUTURE DATE:  When one or

more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                   ARTICLE VII - CORPORATE RECORDS

     Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a

stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

          ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

     Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the president.

     Section 2. TRANSFERS:  Transfers of shares shall be made on the books of the corporation upon surrender of the certificates

therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

     Section 3. LOST CERTIFICATE:  The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

     Section 4. RECORD DATE:  In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix,

in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

     (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

     (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting,

when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

     (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the

Board of Directors adopts the resolution relating thereto.

     (d) A determination of stockholders of record entitled to

notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of

Directors may fix a new record date for the adjourned meeting.

     Section 5. DIVIDENDS:  The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the

Certificate of Incorporation.

     Section 6. RESERVES:  Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute

discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation,

and the directors may abolish any such reserve in the manner in which it was created.

                ARTICLE IX - MISCELLANEOUS PROVISIONS

     Section 1. CHECKS: such officer or officers shall sign all checks or demands for money and notes of the corporation as the

Board of Directors may from time to time designate.

     Section 2.  FISCAL YEAR:  The fiscal year shall begin on the first day of January.

     Section 3. NOTICE:  Whenever written notice is required to be given to any person, it may be given to such person, either

personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

     Section 4. WAIVER OF NOTICE:  Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders,

neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting.

Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

     Section 5. DISALLOWED COMPENSATION:  Any payments made to an officer or employee of the corporation such as a salary, commission,

bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

     Section 6. RESIGNATIONS:  Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

                     ARTICLE X - ANNUAL STATEMENT

     Section 1. The President and the Board of Directors shall

present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the

Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

             ARTICLE XI - INDEMNIFICATION AND INSURANCE:

     Section 1. (a) RIGHT TO INDEMNIFICATION.  Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal,

administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the

Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise,

including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent,

shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law,

as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment),

against all expense, liability and loss (including attorneys' fees,

judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer,

employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of

Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition:

provided, however, that, if the Nevada General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation,

service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     (b)  RIGHT OF CLAIMANT TO BRING SUIT:  If a claim under

paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the

Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking,

if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it

permissible under the Nevada General Corporation law for the

Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.

Neither the failure of the Corporation (including its Board of

Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual

determination by the Corporation (including its Board of Directors,

independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

     (c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and 8 (b) of this section, the corporation shall,

to the fullest extent permitted by Section 145 of the General

Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (d) INSURANCE:  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense,

liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

                       ARTICLE XII - AMENDMENTS

     Section 1.  These By-Laws may be amended or repealed by the vote of directors.

     The above By-Laws are certified to have been adopted by the

Board of Directors of the Corporation on the 25th day of July, 2002.

                                  /s/ Mitchell S. Marcus

                                  -------------------------

                                  Mitchell S. Marcus

                                  President

EXHIBIT 4.1

Promissory Note

In the Amount of $2,500.00

June 30, 2007

Chatsworth, CA

For value received, Tech Power, Inc. of Chatsworth, CA does hereby promise to pay to the order of Mandi Marcus at Winnetka, CA 12 months after the above date the sum of $2,500.00 with no interest annually.

Maker:  Tech Power, Inc.

/s/ Mitchell Marcus

Mitchell Marcus, CEO

EXHIBIT 4.2

Promissory Note

In the Amount of $273.55

August 31, 2007

Chatsworth, CA

For value received, Tech Power, Inc. of Chatsworth, CA does hereby promise to pay to the order of Matthew Marcus at Winnetka, CA 12 months after the above date the sum of $273.55 with no interest annually.

Maker:  Tech Power, Inc.

/s/ Mitchell Marcus

Mitchell Marcus, CEO

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